Colm Freyne Executive Vice President & Chief Financial Officer	Sun Life Financial Inc. 150 King Street West 5th Floor Toronto, Ontario M5H 1J9
January 29, 2010
VIA EDGAR and Facsimile
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

Re:	Sun Life Financial Inc. Form 40-F for the Fiscal year Ended December 31, 2008 File No. 333-82824
Dear Mr. Rosenberg:
I am writing in reference to our telephone call with you on January 22, 2010, during which we discussed the portfolio monitoring process that Sun Life Financial Inc. (the “Company”) utilizes to identify equity securities that are other-than-temporarily impaired. We appreciate the opportunity to provide you with further information regarding the issues discussed during that call.
We have included, as you requested, the following information in this letter: 1) a breakdown of equities that were in an unrealized loss position for U.S. GAAP at December 31, 2008 and December 31, 2009, by various durations; 2) the disclosure we intend to provide in our 2009 annual financial statements concerning our process for evaluating equities for other-than-temporary impairments; and 3) an explanation of the Company’s designation of equity holdings as held-for-trading under Canadian GAAP.
The Company’s Equity Holdings That Were in an Unrealized Loss Position at December 31, 2009 and December 31, 2008
As you requested, we are providing a table that shows the aging of our holdings of the available-for-sale equities that were in an unrealized loss position as at December 31, 2009. As we discussed, we have not yet finalized the full US GAAP reconciliation note that we will include in the Company’s 2009 annual consolidated financial statements.

Jim B. Rosenberg
January 29, 2010

As a result, the information set forth in the table may be subject to revision when we have completed our review and reconciliation.
Unrealized Equity Losses and Their Duration
(as of 12/31/09, Millions Canadian $)

Aging	Fair Value	Cost	Unrealized Loss
0-3 Months	$179	$184	($5)
3-6 Months	$10	$12	($2)
6-9 Months	$16	$17	($1)
9-12 Months	$6	$8	($2)
12+ Months	$0	$0	$0

Total	$211	$221	($10)

For comparison purposes, the table below shows the aging of our holdings of the available-for-sale equities that were in an unrealized loss position as at December 31, 2008.
Unrealized Equity Losses and Their Duration
(as of 12/31/08, Millions Canadian $)

Aging	Fair Value	Cost	Unrealized Loss
0-3 Months	$1,390	$1,592	($202)
3-6 Months	$95	$137	($42)
6-9 Months	$24	$46	($22)
9-12 Months	$50	$86	($36)
12+ Months	$769	$1,107	($338)

Total	$2,328	$2,968	($640)

The changes in the amount of unrealized losses from 2008 to 2009 were due to several factors, including recoveries, subsequent impairments, and sales. For example, equity securities in the 12+ month category at the end of 2008 did experience recovery in value consistent with equity market performance in 2009. In addition, impairment charges of $254 million were taken relative to these securities.

Jim B. Rosenberg
January 29, 2010

The Company’s Disclosures Regarding Its Equity Impairment Process
In the notes to our 2009 annual financial statements, we will supplement the disclosures with additional information on our process for determining whether equity securities are other-than-temporarily impaired. Our intended disclosure is as follows:
All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument below its cost. If, as a result of this review, the security is determined to be other-than-temporarily impaired, it is written down to its fair value.
In addition to the review process described above, the Company applies presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an equity instrument below its cost. Unless extenuating circumstances exist, all equity instruments exhibiting the following characteristics are presumed to be other-than-temporarily impaired and are written down to their fair value:
•	Fair value less than cost for longer than 12 months;
•	Fair value less than cost for longer than 6 months and fair value less than 60% of cost; or
•	Fair value less than 50% of cost
In all circumstances, if the Company does not have the intent and ability to retain its investment in an equity instrument for a period of time sufficient to allow for the anticipated recovery of its cost, the instrument is written down to fair value.

Jim B. Rosenberg
January 29, 2010

The Held-For-Trading Designation of Equities Under Canadian GAAP
As we discussed with you, our equity holdings are designated differently under Canadian GAAP and under U.S. GAAP.
Canadian GAAP rules provide that a financial instrument is held for trading if it is designated as such upon initial recognition,1 and the “designation of a financial instrument as held for trading is not precluded simply because the entity does not intend to sell or repurchase it in the near term.”2
For Canadian GAAP, equities that are used to match or support the Company’s actuarial liabilities are designated as held-for-trading, notwithstanding that these securities are held to support long-dated liabilities and that the Company does not hold these securities with the intent to trade them. The Company elects this designation because it provides the best matching with Canadian GAAP policy liabilities which are valued using the Canadian Asset Liability Method (“CALM”). Under CALM, the policy liabilities are set equal to the statement value of the assets that extinguish the liability under required scenarios set by the Canadian Institute of Actuaries. For Canadian GAAP, equities that do not support actuarial liabilities are designated as available-for-sale.
For U.S. GAAP, all equities are classified as available-for-sale in accordance with ASC 320-10-35-1 (FAS 115 (paragraph 12)), consistent with the fact that these securities are held to support long-dated liabilities and, as such, are not bought and held principally for the purpose of selling them in the near term.
*  *  *  *  *
We hope that this information is responsive to the staff’s inquiry. We would be pleased to provide additional information and are also available to discuss our response with the staff in more detail.
In connection with this response, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes in disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

[1]	CICA Handbook Section 3855.19 (f) (ii)

[2]	CICA Handbook Section 3855.20

Jim B. Rosenberg
January 29, 2010

•	The Company may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions, or would like any additional information, please contact my office at (416) 979-4016.
Sincerely,
/s/  “Colm Freyne”
Colm Freyne
Executive Vice President
   & Chief Financial Officer
cc:   Bruce Jack, Deloitte & Touche LLP